Exhibit 99.14

SRK Consulting (Canada) Inc.

March 11, 2021

TO:	Alexco Resource Corp.

British Columbia Securities Commission

Ontario Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

Manitoba Securities Commission

United States Securities and Exchange Commission

Toronto Stock Exchange

Re:	Alexco Resource Corp. (the "Company")

Consent of Expert

Reference is made to the technical report entitled "NI 43-101 Preliminary Feasibility Study on the Keno Hill Silver District Project, Yukon, Canada" with an effective date of March 28, 2019 and dated May 8, 2019, as amended February 13, 2020 (the "Report").

In connection with the Company's annual information form dated March 11, 2021 for the year ended December 31, 2020 (the "AIF"), the Company's Annual Report on Form 40-F for the year ended December 31, 2020 (the "Form 40-F") and Company's Registration Statement on Form F-10 (File No. 333-249529) (the "Form F-10" and, together with the AIF and Form 40-F, the "Filings"), I, Gilles Arseneau, Ph.D., P. Geo., on behalf of myself and SRK Consulting (Canada) Inc., consent to the use of my name and SRK Consulting (Canada) Inc.’s name and references to the Report, or portions thereof, in the Filings and to the inclusion or incorporation by reference of information derived from the Report in the Filings.

I confirm that I have read the Filings and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or that are within my knowledge as a result of the services performed by me in connection with the Report.

Yours truly,

/s/ Gilles Arseneau

Gilles Arseneau, Ph.D., P. Geo.